Exhibit 99.1

PRESS RELEASE Brussels, 25 February 2016 – 1 / 25

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev reports Fourth Quarter and Full Year 2015 Results

Highlights

Except where otherwise stated, the comments below are based on organic figures and refer to 4Q15 and FY15 versus the same period of last year. For important notes and disclaimers please refer to page 19.

●

Revenue: Revenue grew by 6.3% in FY15 and by 7.0% in 4Q15, with revenue per hl growth of 7.0% in FY15 and 7.7% in 4Q15. On a constant geographic basis, revenue per hl grew by 7.7% in FY15 and by 8.6% in 4Q15, driven by strong premium brand volumes

●

Global Brands: Revenues of our three global brands grew by 12.6% in FY15 and by 12.8% in 4Q15. In FY15 global revenues for Budweiser grew by 7.6%, while Stella Artois revenues grew by 12.5%, and Corona revenues increased by 23.0%

●

Volume: Total volumes declined by 0.6% in FY15, with own beer volumes essentially flat and non-beer volumes down 4.7%. In 4Q15, total volumes declined by 0.7%, with own beer volumes up 0.2% and non-beer volumes down 6.5%. Volumes of our global brands grew by 7.3% in FY15 and by 6.7% in 4Q15. Total Focus Brands volumes grew by 0.4% in FY15, and by 0.7% in 4Q15

●

Cost of Sales (CoS): CoS increased by 3.9% in FY15 and by 4.5% on a per hl basis. On a constant geographic basis, CoS per hl increased by 5.2% in FY15. In 4Q15 CoS grew 2.9% and by 3.5% on a per hl basis. On a constant geographic basis, CoS per hl increased by 4.6% in 4Q15

●	EBITDA grew by 7.8% in FY15 to 16 839 million USD with margin expansion of 55 bps, driven by the strong top-line result. In 4Q15, EBITDA grew by 6.6% to 4 313 million USD

●

Net finance results: Net finance costs (excluding non-recurring net finance results) were 1 239 million USD in FY15 compared to 1 828 million USD in FY14. This decrease was driven primarily by lower net interest expenses and positive other financial results, mainly due to net foreign exchange gains on US dollar cash balances held in Mexico, and a positive mark-to-market adjustment linked to the hedging of our share-based payment programs

●	Income taxes: Income tax in FY15 was 2 594 million USD with a normalized effective tax rate (ETR) of 19.1%, compared to an income tax expense of 2 499 million USD in FY14 and a normalized ETR of 18.8%

●

Profit: Normalized profit attributable to equity holders of AB InBev was 8 513 million USD in FY15 compared to 8 865 million USD in FY14, with organic EBITDA growth and lower net finance costs, offset by unfavorable currency translation. Normalized profit attributable to equity holders of AB InBev was 2 561 million USD in 4Q15, compared to 2 520 million USD in 4Q14

●	Earnings per share: Normalized earnings per share (EPS) decreased to 5.20 USD in FY15 from 5.43 USD in FY14, and increased to 1.56 USD in 4Q15 from 1.54 USD in 4Q14

●

Dividend: The AB InBev Board proposes a final dividend of 2.00 EUR per share, subject to shareholder approval at the AGM on 27 April 2016. When combined with the interim dividend of 1.60 EUR per share paid in November 2015, the total dividend for the fiscal year 2015 would be 3.60 EUR per share. This represents an increase of 20% compared to fiscal year 2014. A timeline showing the ex-coupon dates, the record dates, and the payment dates can be found on page 17

●

Proposed combination with SABMiller: On 11 November 2015, the Boards of AB InBev and SABMiller announced that they had reached agreement on the terms of a recommended acquisition of the entire issued and to be issued share capital of SABMiller by AB InBev. We continue to expect the transaction to close in the second half of 2016, subject to regulatory clearances, shareholder approvals and other terms and conditions which will be set out in the documents relating to the transaction

●	2015 Full Year Financial Report is available on our website at www.ab-inbev.com

PRESS RELEASE Brussels, 25 February 2016 – 2 / 25

Figure 1. Consolidated performance (million USD)
	FY14	FY15	Organic growth
Total Volumes (thousand hls)	458 801	457 317	-0.6%
AB InBev own beer	407 995	409 949	-0.1%
Non-beer volumes	47 341	44 103	-4.7%
Third party products	3 465	3 265	-2.5%
Revenue	47 063	43 604	6.3%
Gross profit	28 307	26 467	7.9%
Gross margin	60.1%	60.7%	91 bp
Normalized EBITDA	18 542	16 839	7.8%
Normalized EBITDA margin	39.4%	38.6%	55 bp
Normalized EBIT	15 308	13 768	7.8%
Normalized EBIT margin	32.5%	31.6%	43 bp

Profit attributable to equity holders of AB InBev	9 216	8 273
Normalized profit attributable to equity holders of AB InBev	8 865	8 513

Earnings per share (USD)	5.64	5.05
Normalized earnings per share (USD)	5.43	5.20
	4Q14	4Q15	Organic growth
Total Volumes (thousand hls)	113 155	111 424	-0.7%
AB InBev own beer	98 636	98 524	0.2%
Non-beer volumes	13 567	12 147	-6.5%
Third party products	952	754	-4.5%
Revenue	12 018	10 723	7.0%
Gross profit	7 382	6 692	9.6%
Gross margin	61.4%	62.4%	150 bp
Normalized EBITDA	5 066	4 313	6.6%
Normalized EBITDA margin	42.2%	40.2%	-17 bp
Normalized EBIT	4 232	3 539	6.1%
Normalized EBIT margin	35.2%	33.0%	-30 bp

Profit attributable to equity holders of AB InBev	2 527	2 287
Normalized profit attributable to equity holders of AB InBev	2 520	2 561

Earnings per share (USD)	1.54	1.40
Normalized earnings per share (USD)	1.54	1.56

Figure 2. Volumes (thousand hls)
	FY14	Scope	Organic growth	FY15	Organic growth
					Total Volume	Own beer volume
North America	121 150	- 706	-2 293	118 151	-1.9%	-1.9%
Mexico	38 800	-	2 829	41 629	7.3%	7.3%
Latin America - North	125 418	18	-1 968	123 468	-1.6%	-0.9%
Latin America - South	36 826	- 277	-565	35 985	-1.5%	1.5%
Europe	44 278	- 246	-1 077	42 955	-2.4%	-2.2%
Asia Pacific	82 529	5 750	-62	88 218	-0.1%	0.0%
Global Export and Holding Companies	9 800	-3 224	335	6 911	5.1%	5.1%
AB InBev Worldwide	458 801	1 315	-2 799	457 317	-0.6%	-0.1%
	4Q14	Scope	Organic growth	4Q15	Organic growth
					Total Volume	Own beer volume
North America	28 345	-215	-814	27 317	-2.9%	-2.9%
Mexico	9 846	-	1 108	10 954	11.3%	11.2%
Latin America - North	36 245	2	-943	35 303	-2.6%	-1.8%
Latin America - South	11 047	-349	-396	10 303	-3.7%	-0.7%
Europe	10 132	-154	292	10 269	2.9%	3.6%
Asia Pacific	15 467	13	31	15 512	0.2%	0.4%
Global Export and Holding Companies	2 074	-298	-10	1 765	-0.6%	-0.6%
AB InBev Worldwide	113 155	-1 001	-730	111 424	-0.7%	0.2%

PRESS RELEASE Brussels, 25 February 2016 – 3 / 25

At Anheuser-Busch InBev, our ambition is to build a great, enduring company for the long term, not just for the next decade, but for the next 100 years. In 2015, we not only took significant steps towards building a company that will stand the test of time, but also delivered a year of solid growth and progress against our commercial priorities. Together with our colleagues, customers and commercial partners, and thanks to our consumers’ passion for our great portfolio of brands, we delivered strong organic growth in both top-line and EBITDA.

With our focus and attention firmly fixed on the long-term, we executed on a series of commercial priorities to keep our business growing, relevant to our consumers and respected by our stakeholders for years to come. We strengthened the connections between our brands and consumers around the world, and expanded our efforts to invest in the wellbeing of the communities in which we live and work. We also announced a proposed transaction with SABMiller to create the first truly global brewer.

Through strong, healthy organic growth, enhanced by strategic combinations, we continue to work towards realizing our Dream: to be the Best Beer Company Bringing People Together For a Better World.

Sustainable Top-Line Growth

Organic top-line growth, driven by focused commercial priorities, topped the list of our team’s accomplishments in 2015. Revenue grew by 6.3%, with revenues of our three global brands growing by 12.6%. These results, along with consistent cost discipline, drove a 7.8% increase in EBITDA. Normalized profit attributable to equity holders was 8.5 billion USD and normalized EPS was 5.20 USD. Delivering consistent, superior top-line growth remains our top priority and an important building block for sustainable growth and shareholder value creation.

Growing Together: Strategic Priorities

To accelerate top-line growth in a sustainable and consistent way, we have developed a deep understanding of both consumers’ needs and the occasions when they enjoy beer and other alcohol beverages. These insights have enabled us to create frameworks that leverage the key moments of consumption. We then focus our sales, marketing, product development and other brand-building activities on capturing a greater share of these consumption moments, guided by four commercial priorities:

-	Growing our global brands;
-	Premiumizing and invigorating beer;
-	Elevating the core; and
-	Developing the near beer segment

In 2015, we made solid progress against each of these commercial priorities. But in line with our culture, we always challenge ourselves to aim higher and do more. We believe that, by understanding, embracing and enriching consumption moments and occasions, we will have the opportunity to drive top-line growth at an even faster pace, enabling us to continue investing in our future, while delivering increased shareholder value.

Growing our global brands involves leveraging the strength of Budweiser, Stella Artois and Corona to form strong connections with consumers around the world. To reach that goal, we are increasing our investments in sales and marketing programs that build on each brand’s distinct image and consumer positioning.

Budweiser, a brand identified with celebration and optimism, has sponsored events as diverse as Chinese New Year celebrations, a visit by the Clydesdales to Moscow and St. Petersburg, an amateur soccer digital video contest in the UK, and the Made in America music festival. Stella Artois is creating unique, immersive experiences such as “Sensorium” in Toronto and “Stars” in New York City, that highlight the values of sophistication and worth by emphasizing the brand’s heritage, quality and craftsmanship. Corona’s brand essence of escapism and relaxation is reflected in our Corona SunSets top-tier festivals and local music events in more than 20 countries, as well as the sponsorship of the World Surf League. Strong execution in both on-trade and off-trade channels is also critical. Our “Spiritual Homes” program for Corona, in which we

PRESS RELEASE Brussels, 25 February 2016 – 4 / 25

create a complete Corona-themed environment in a bar, is a great example of how we bring our brands to life through consistent and unique experiences for our consumers, wherever they enjoy our products.

The positive impact of these investments is significant. Our global brands enjoyed total volume growth of 7.3% and combined revenue growth of 12.6% in 2015. Global revenue for Budweiser was up 7.6%, while Stella Artois revenues grew by 12.5%, and Corona revenues increased by 23.0%.

Premiumizing and invigorating beer involves creating more excitement and aspiration around beer, especially among millennial consumers. The development of the craft category in the US, and increasingly around the world, is a prime example of how new vigor and energy can be brought to the consumer’s experience with beer. In recent years, we have been building a position in the craft space with acquisitions in the US. In 2015, we also expanded our global craft portfolio with acquisitions in other countries such as the UK, Mexico, Canada, Colombia and Brazil.

Getting consumers to see beer in new and fresh ways means we must do the same. To encourage this behavior, we have created a Disruptive Growth team to explore opportunities beyond the traditional areas of brands, brewing or marketing campaigns. One area being explored by the team is how technology can enhance distribution, packaging, and other aspects of the consumer’s experience. The team has identified a number of “bets” which, while initially small, could eventually become game-changers in the years ahead. For example, digital solutions and craft e-commerce platforms that allow consumers to order beer for quick delivery are being piloted in several countries, including Mexico, Brazil and Canada.

Elevating the core is focused on raising the perception and relevance of our core beers, which deliver the majority of our volume and revenue. Compelling, differentiated messaging and large scale activations that convey the unique character, quality and emotional appeal of our core brands, are some of the tools we are using to elevate the core. A great example is the “Brewed the Hard Way” campaign for Budweiser in the US. The campaign sent a strong message that evoked the brand’s heritage of quality and craftsmanship – and connected with consumers who respect those values.

Updated visual identities for our brands also help to elevate the core. We continually invest in new eye-catching designs and packaging innovations such as aluminum bottles and new pack sizes, that encourage consumers to take a fresh look at our brands. For example, in 2015, among other initiatives, we announced a bold new package design for Bud Light in the US, launched Negra Modelo in cans in Mexico, and increased our share of returnable glass bottles for many of our brands in Brazil, as part of our affordability strategy.

We are also elevating our core brands to win the hearts and minds of a new generation of consumers – young adults of legal drinking age. To do this, we are connecting our core brands with the passion points that inspire millennials, by focusing on events that our brands can “own” in such areas as music, sports, food and film.

Developing the near beer segment is just one way in which we are responding to consumer demand for more choice and excitement. In particular, we are competing more effectively for share of total alcohol by launching innovative products that offer malt beverage alternatives to wine and hard liquor. We view this near beer category as a major global opportunity. For example, variants of our MixxTail product are now sold in Argentina, the US and China. The success of Skol Beats Senses in Brazil led us to introduce Cass Beats in South Korea. The popularity of brands such as Cubanisto in the UK, France and Belgium also shows the potential of the flavored beer category.

Achieving More Together: Proposed SABMiller Combination

In November 2015 we announced a proposal to acquire SABMiller. We believe that a combination of our two companies would build the first truly global brewer and that this transaction would be in the best interests of both companies’ consumers, shareholders, employees, wholesalers, business partners and the communities we serve.

Both companies have deep roots in some of the most historic beer cultures around the world and share a strong passion for brewing as well as an enduring tradition of quality. By bringing together our rich heritage, brands and people, we aim to provide more opportunities for consumers to taste and enjoy the world’s best beers. We believe this combination would generate significant growth opportunities and create enhanced value to benefit all stakeholders.

PRESS RELEASE Brussels, 25 February 2016 – 5 / 25

By pooling our resources, we would build one of the world’s leading consumer products companies, benefitting from the experience, commitment and drive of our combined global talent base. Our joint portfolio of complementary global and local brands would provide more choices for beer drinkers in new and existing markets around the world. In particular, the combination would strengthen our position in emerging regions with strong growth prospects, such as Asia, Central and South America and Africa.

Bringing together our resources and expertise, we also would be able to make an even greater and more positive impact on the communities in which we live and work, by providing opportunities along the supply chain and aspiring to the highest standards of corporate social responsibility. In particular, we are very excited about the prospects of making a significant investment and commitment to the African continent. We admire SABMiller’s commitment to a number of important issues such as local economic development, supporting entrepreneurship, regional farming, limiting the environmental impact of our industry and, of course, promoting responsible consumption.

We believe our companies and cultures are very similar; we are both grounded in the belief that great companies are made up of great operators and great people. There is great talent across both organizations, and we believe we will be able to achieve incredible results by bringing together this talent and setting a clear path forward for the new company that all of our colleagues can rally behind.

Building a Better World Together

At AB InBev, we are committed to using our global resources – and our ability to bring people together – to make a difference in areas such as responsible or “smart” drinking, the environment and the communities in which we operate. Examples of our Better World initiatives include the following:

●	New Global Smart Drinking Goals for 2025 build on our 30-year track record of promoting responsible consumption, and aim to encourage positive changes in consumer behavior.

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Together for Safer Roads is a coalition of which AB InBev is a founding member. TSR is working to reduce traffic fatalities, the No 1 cause of death among 15-29 year olds, by 50 percent by the year 2020 – a goal set by the United Nations Decade of Actions for Road Safety.

●	The Stella Artois Buy a Lady a Drink campaign, in partnership with Water.org, is bringing clean water to women and families in developing regions.

●

Our SmartBarley program continues to help barley growers worldwide improve their production, and livelihoods, through advanced technologies, data analysis and better farming practices. In 2015, we expanded our SmartBarley portfolio to include not only benchmarking but also research, technology, innovation and general education on best practices.

●	Our involvement in communities around the world includes support for disaster relief, educational opportunities, and more than 370,000 hours of volunteer efforts by AB InBev colleagues.

These are just a few of our many efforts to create a Better World.

Moving Forward Together

Looking ahead, we continue to see exciting opportunities to grow together with our colleagues, consumers and commercial partners all along the supply chain, and stakeholders in general. We have demonstrated our ability to drive organic top-line growth through a sharply-focused commercial strategy with clear priorities. Our portfolio of brands provides strong connections with consumers in many of the world’s largest beer markets. And our Dream-People-Culture platform inspires our more than 150,000 talented people – in 26 countries around the world – to work together and achieve more each day, and to deliver on our Dream: to be the Best Beer Company Bringing People Together For a Better World.

We appreciate the skill, passion and dedication of our people, as well as the support of our customers and shareholders, as we come together to advance the next stage of our growth story.

PRESS RELEASE Brussels, 25 February 2016 – 6 / 25

2016 OUTLOOK

Unless otherwise stated, the 2016 Outlook refers to AB InBev on a standalone basis, and excludes the impact of the proposed combination with SABMiller.

(i)	Top-line:

●	Total AB InBev: We expect revenue per hl to grow organically ahead of inflation, on a constant geographic basis, as a result of our revenue management initiatives and continued improvements in mix
●

In the US: We expect industry volumes to continue to improve in FY16. We expect our own sales-to-wholesalers (STWs) and sales-to-retailers (STRs) to converge on a full year basis. We expect further improvement in our net revenue per hectoliter performance, supported by favorable brand mix

●	In Mexico: We expect another year of solid growth in industry volumes, driven by a favorable macro environment and our own commercial initiatives
●

In Brazil: We expect the economy to remain challenging in FY16. We expect our own net revenues to grow organically by mid to high single digits in FY16, after an expected weak first quarter due to a tough comparable

●	In China: We expect industry volumes to remain under pressure in FY16. We expect our own volumes to perform better than the industry, driven by our premium and super premium brands

(ii)	Cost of Sales: We expect CoS per hl to increase by mid single digits on a constant geographic basis, driven by unfavorable foreign exchange transactional impacts, and growth in our premium brands.
(iii)

Distribution expenses: We expect distribution expenses per hl to increase organically by high single digits, driven by the growth in our premium brands, as well as an increase in own distribution in Brazil, both of which we expect to be more than offset by the increase in net revenue.

(iv)

Sales and Marketing investments: We expect sales and marketing investments to grow by high single to low double digits, weighted towards the first half of the year, as we continue to invest behind our brands and global platforms for the long term.

(v)

Net Finance Costs: We expect the average rate of interest on net debt in FY16, excluding the impact of the proposed combination with SABMiller, to be in the range of 3.5% to 4.0%. Net pension interest expense and accretion expenses are expected to be approximately 30 and 85 million USD per quarter, respectively. Other financial results will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs. The net cost of the pre-funding of the SABMiller purchase price will be accounted for in net interest expense and is expected to amount to approximately 400 million USD in a full quarter.

(vi)

Effective Tax Rate: We expect the normalized ETR in FY16 to be in the range of 22% to 24%. We expect the normalized ETR to be in the range of 23% to 25% in the period 2017-2018, and in the range of 25% to 27% thereafter. Our normalized ETR guidance continues to exclude the impact of any future gains and losses related to the hedging of our share-based payment programs. For the avoidance of doubt, our guidance on normalized ETR excludes the impact of the proposed combination with SABMiller, and the impact of the pre-funding of the purchase price for which no tax deduction is expected to be reported.

(vii)

Net Capital Expenditure: We expect net capital expenditure of approximately 4.0 billion USD in FY16. This represents a reduction of approximately 300 million USD compared to FY15, driven by favorable foreign exchange translation, which offsets increased investments in our consumer and commercial initiatives, and capacity expansion.

(viii)

Debt: Our optimal capital structure remains a net debt to EBITDA ratio of around 2x. Approximately one third of AB InBev’s gross debt is denominated in currencies other than the US dollar, principally the Euro.

PRESS RELEASE Brussels, 25 February 2016 – 7 / 25

BUSINESS REVIEW

United States

Key performance indicators

Figure 3. United States (million USD)
	FY14	FY15	Organic growth
Total volumes (thousand hls)	111 691	108 513	-2.2%
Revenue	14 118	13 825	-0.7%
Normalized EBITDA	6 029	5 477	-4.3%
Normalized EBITDA margin	42.7%	39.6%	-149 bp
	4Q14	4Q15	Organic growth
Total volumes (thousand hls)	26 078	24 985	-3.3%
Revenue	3 331	3 234	-1.0%
Normalized EBITDA	1 352	1 232	-7.0%
Normalized EBITDA margin	40.6%	38.1%	-246 bp

In the United States, we estimate industry STRs were down by only 0.3% in FY15, and marginally up in 4Q15. Our own STRs were down 1.7% in FY15, and down 1.1% in 4Q15. Our STWs decreased by 2.2% in FY15, and by 3.3% in the quarter. We estimate our total market share, based on STRs, declined by approximately 55 bps in 4Q15 and by 65 bps in FY15.

Bud Light STRs were down low single digits during both FY15 and 4Q15. We estimate the brand’s share of total market was down approximately 40 bps in FY15, with some share loss in the premium light segment. In FY16, we expect Bud Light to benefit from the “Raise One to Right Now” campaign, which debuted at the 2016 Super Bowl, and a refreshed visual brand identity.

The performance of Budweiser remained very encouraging throughout the year, driven by successful campaigns emphasizing the brand’s quality and heritage credentials. STRs declined by low single digits in the year, with the brand’s share of total market down approximately 20 bps in FY15, based on our estimates. We will continue to build on this momentum in FY16.

Our portfolio of Above Premium brands performed well during the year, with STRs up mid-single digits, leading to a gain of approximately 30 bps of total market share, based on our estimates. The strongest performances came from Michelob Ultra, Stella Artois and Goose Island, which all delivered double digit volume growth in FY15. These performances were partly offset by some net share loss in the Flavored Malt Beverage (FMB) segment, due to continuing pressure on volumes of the Rita’s family.

US beer-only revenue per hl grew by 1.6% in FY15, helped by a positive brand mix contribution from our Above Premium brands.

Our sales and marketing investments increased by high single digits during the year as we continue to invest behind our brands and proven market programs for the long term. US EBITDA decreased by 4.3% in FY15, on an organic basis, to 5 477 million USD, with EBITDA margin declining by 149 bps to 39.6%. EBITDA declined by 7.0% in 4Q15 with an EBITDA margin of 38.1%.

PRESS RELEASE Brussels, 25 February 2016 – 8 / 25

Mexico

Key performance indicators

Figure 4. Mexico (million USD)
	FY14	FY15	Organic growth
Total volumes (thousand hls)	38 800	41 629	7.3%
Revenue	4 619	3 951	11.1%
Normalized EBITDA	2 186	2 007	18.2%
Normalized EBITDA margin	47.3%	50.8%	308 bp
	4Q14	4Q15	Organic growth
Total volumes (thousand hls)	9 846	10 954	11.3%
Revenue	1 148	1 010	13.9%
Normalized EBITDA	556	508	22.6%
Normalized EBITDA margin	48.4%	50.3%	352 bp

Our team in Mexico delivered a strong finish to the year. Our volumes grew by over 11% in the quarter and by more than 7% in FY15, driven by a favorable macroeconomic environment, and good performances by Corona, Bud Light and Victoria. Our Focus Brands, which represent approximately 90% of our total volumes, continue to grow ahead of the total portfolio, increasing by 9% in FY15. Beer continues to gain share of total alcohol in Mexico, based on our estimates, with good volume growth in all regions of the country.

We estimate our market share was marginally up in FY15, reaching a level of just over 58%, driven by the strong performance of our Focus Brands.

Revenues grew by 11.1% in FY15, with beer revenue per hl growing by 3.5%, driven by our revenue management initiatives and a positive impact on our brand mix, driven by Bud Light.

Cost synergies amounted to approximately 110 million USD in 4Q15, and approximately 210 million in FY15. This brings total cost savings achieved to date to approximately 940 million USD. We expect to deliver the remaining cost savings towards our 1 billion USD commitment primarily during the first half of 2016, and will therefore not be providing further updates on synergy delivery.

Mexico EBITDA grew by 18.2% to 2 007 million USD in FY15, with an EBITDA margin enhancement of 308 bps to 50.8%. The increase in EBITDA was driven by strong top-line growth and the delivery of cost synergies. This was partly offset by increased sales and marketing investments to drive our brands, higher cost of sales related to the import of Bud Light from the USA in order to meet increased demand, and unfavorable transaction FX. Mexico EBITDA grew by 22.6% in 4Q15, with EBITDA margin increasing to 50.3%.

PRESS RELEASE Brussels, 25 February 2016 – 9 / 25

Brazil

Key performance indicators

Figure 5. Brazil (million USD)
	FY14	FY15	Organic growth
Total volumes (thousand hls)	117 509	114 354	-2.7%
Beer volumes	86 904	85 331	-1.8%
Non-beer volumes	30 605	29 023	-5.2%
Revenue	10 381	8 076	8.0%
Normalized EBITDA	5 435	4 331	10.6%
Normalized EBITDA margin	52.4%	53.6%	128 bp
	4Q14	4Q15	Organic growth
Total volumes (thousand hls)	33 873	32 678	-3.5%
Beer volumes	25 009	24 380	-2.5%
Non-beer volumes	8 864	8 298	-6.4%
Revenue	3 172	2 185	6.9%
Normalized EBITDA	1 961	1 389	7.5%
Normalized EBITDA margin	61.8%	63.6%	34 bp

Our total volumes in Brazil decreased by 2.7% in FY15, with beer volumes down 1.8%, and soft drinks volumes down 5.2%. These results were delivered despite a very challenging macroeconomic environment and unfavorable weather in the fourth quarter. Our premium and near beer brands, which now account for almost 10% of our total beer volumes, delivered good growth, led by Budweiser, Stella Artois, Corona, Original and Skol Beats Senses. We estimate that our total beer market share, according to Nielsen, was 67.5% in FY15.

Brazil beer revenue per hl grew by 11.7% in FY15, benefitting from our revenue management initiatives, increased own distribution and premium brand mix.

The macroeconomic environment remains challenging and therefore our commercial focus continues to be on delivering sustainable top-line growth, driven by our affordability and pack price strategies, supported by disciplined field execution.

Brazil delivered strong EBITDA growth of 10.6% in FY15, reaching 4 331 million USD, with a margin increase of 128 bps to 53.6%. This EBITDA result was driven by solid top-line growth, productivity improvements and favorable commodity hedges benefiting cost of sales, and efficiencies in sales and marketing investments, partially offset by inflation, unfavorable transaction FX and higher distribution costs, mainly due to an increase in own distribution. Brazil EBITDA grew by 7.5% in 4Q15, with EBITDA margin increasing to 63.6%.

PRESS RELEASE Brussels, 25 February 2016 – 10 / 25

China

Key performance indicators

Figure 6. China (million USD)
	FY14	FY15	Organic growth
Total volumes (thousand hls)	71 412	74 562	0.4%
Revenue	3 873	4 208	9.8%
Normalized EBITDA	716	949	33.7%
Normalized EBITDA margin	18.5%	22.6%	411 bp
	4Q14	4Q15	Organic growth
Total volumes (thousand hls)	12 310	12 285	-0.2%
Revenue	746	807	13.9%
Normalized EBITDA	2	93	-
Normalized EBITDA margin	0.3%	11.6%	-

We estimate that total industry volumes declined by approximately 6% in FY15, mainly driven by continuing economic headwinds, with most of the impact being felt in the value and core segments.

Our own beer volumes grew by 0.4% in FY15 and were marginally down in 4Q15. We estimate that on an organic basis, we gained approximately 100 bps of market share in FY15, reaching 18.6%, driven by our commercial strategy of growing our premium and super premium brands nationally, and increasing distribution in the growth channels. The combined volumes of our Core+, Premium and Super Premium Brands grew by double digits in the year, and now represent more than 50% of our total China volume.

Our revenues in China increased by 9.8% in FY15, and by 13.9% in the quarter. Revenue per hl grew by 9.4% in FY15, with the majority of the increase coming from improved brand mix driven by the growth of Budweiser and our super premium portfolio.

China EBITDA grew by 33.7% in FY15, driven by strong top-line growth, operational efficiencies, as well as a one-time gain reported in 4Q15. EBITDA margin improved by 411 bps to 22.6%.

Highlights from our other markets

Our Argentina beer volumes were up low single digits in FY15, as a result of growth in our premium and super-premium brands, Stella Artois and Corona, as well as a good performance by MixxTail.

Canada had a very strong year. Our beer volumes increased by low-single digits, leading to a gain in market share, based on our estimates. Our Focus Brands continue to do very well, with particularly strong performances by Corona and Stella Artois, as well as a solid year from the Bud Light family.

Our own beer volumes in Europe were down approximately 2% in FY15, but up almost 3% in Western Europe. Net revenue in Europe grew by 4.6% in FY15, driven mainly by the growth of our premium brands. We estimate we gained market share in the majority of our markets, driven by organic growth from our Focus Brands, especially in France, Italy, and the Netherlands. In the UK, our own products grew mid single digits in FY15, driven by a strong performance from our Stella Artois and Corona activations. Own beer volumes in Belgium were down by low single digits in FY15, due to a difficult FIFA World Cup comparable. In Germany, own beer volumes were also down by low single digits in the year, although our market share grew, based on our estimates, supported by our Beck’s and Franziskaner innovations. Beer volumes in Russia were down mid single digits in the year, but up mid single digits in 4Q15, driven by our premium brands.

In South Korea, our beer volumes were down mid single digits in FY15, due to an estimated market share loss in a very competitive environment. However, trends improved in the second half of the year, with our beer volumes growing by low single digits in the fourth quarter, leading to a gain in market share, driven by our Cass freshness campaign and the further development of our Cass music platform.

PRESS RELEASE Brussels, 25 February 2016 – 11 / 25

CONSOLIDATED INCOME STATEMENT

Figure 7. Consolidated income statement (million USD)
	FY14	FY15	Organic growth
Revenue	47 063	43 604	6.3%
Cost of sales	-18 756	-17 137	-3.9%
Gross profit	28 307	26 467	7.9%
Distribution expenses	-4 558	-4 259	-8.3%
Sales and marketing expenses	-7 036	-6 913	-9.4%
Administrative expenses	-2 791	-2 560	-8.3%
Other operating income/(expenses)	1 386	1 032	17.4%
Normalized profit from operations (normalized EBIT)	15 308	13 768	7.8%
Non-recurring items above EBIT	-197	136
Net finance income/(cost)	-1 828	-1 239
Non-recurring net finance income/(cost)	509	- 214
Share of results of associates	9	10
Income tax expense	-2 499	-2 594
Profit	11 302	9 867
Profit attributable to non-controlling interest	2 086	1 594
Profit attributable to equity holders of AB InBev	9 216	8 273

Normalized EBITDA	18 542	16 839	7.8%
Normalized profit attributable to equity holders of AB InBev	8 865	8 513
	4Q14	4Q15	Organic growth
Revenue	12 018	10 723	7.0%
Cost of sales	-4 636	-4 031	-2.9%
Gross profit	7 382	6 692	9.6%
Distribution expenses	-1 134	-1 045	-9.9%
Sales and marketing expenses	-1 621	-1 747	-22.8%
Administrative expenses	-781	-682	-2.8%
Other operating income/(expenses)	386	320	14.4%
Normalized profit from operations (normalized EBIT)	4 232	3 539	6.1%
Non-recurring items above EBIT	-157	59
Net finance income/(cost)	-214	34
Non-recurring net finance income/(cost)	168	-222
Share of results of associates	-4	-2
Income tax expense	-749	-674
Profit	3 276	2 734
Profit attributable to non-controlling interest	749	447
Profit attributable to equity holders of AB InBev	2 527	2 287

Normalized EBITDA	5 066	4 313	6.6%
Normalized profit attributable to equity holders of AB InBev	2 520	2 561

PRESS RELEASE Brussels, 25 February 2016 – 12 / 25

Revenue

Consolidated revenue grew by 6.3% in FY15, with revenue per hl growth of 7.0%. This result was driven by our revenue management initiatives and brand mix, as we continue to implement our premiumization strategies. On a constant geographic basis, revenue per hl grew by 7.7%. In 4Q15, revenue grew by 7.0% with revenue per hl growth of 7.7%. On a constant geographic basis revenue per hl grew by 8.6%.

Cost of Sales (CoS)

Total CoS increased by 3.9% in FY15, and by 4.5% on a per hl basis. This increase was driven primarily by unfavorable foreign exchange transactional impacts, higher depreciation from recent investments, and product mix. These increases were partly offset by procurement savings and the synergies delivered in Mexico. On a constant geographic basis, CoS per hl increased by 5.2% in FY15. In 4Q15, CoS increased by 2.9%, with a CoS per hl increase of 3.5%, and 4.6% on a constant geographic basis.

Distribution expenses

Distribution expenses grew by 8.3% and by 9.0% on a per hl basis in FY15. This increase was driven mainly by increased own distribution in Brazil, which is more than offset by the increase in net revenues, the growth of our premium and near beer brands, and inflationary increases in Latin America South. Distribution expenses increased by 9.9% in 4Q15 and by 10.6% on a per hl basis.

Sales and marketing investments

Sales and marketing investments increased by 9.4% in FY15 with increased support behind the long term growth of our brands, innovations and sales activations. The increased investments included further support for the growth of our global brands and our premiumization initiatives. Sales and marketing investments increased by 22.8% in 4Q15 due to the timing of investments.

Administrative expenses

Administrative expenses increased by 8.3% in FY15 mainly due to variable compensation accruals. In 4Q15, administrative expenses increased by 2.8%.

Other operating income

Other operating income grew by 17.4% in FY15, and by 14.4% in 4Q15.

Non-recurring items above EBIT

Figure 8. Non-recurring items above EBIT (million USD)
	4Q14	4Q15	FY14	FY15
Restructuring	-78	-80	-158	-171
Judicial settlement	-	-	-	-80
Acquisition costs related to business combinations	-6	-51	-77	-55
Impairment of assets	-119	-	-119	-82
Business and asset disposal	46	190	157	524
Impact on profit from operations	-157	59	-197	136

Normalized profit from operations excludes positive non-recurring items of 136 million USD in FY15, which consists primarily of gains on property sales, and compensation for the termination of agreements with Crown Imports for the distribution of Grupo Modelo products through the company’s wholly-owned distributors in the US, and with Monster for the distribution of its brands through the Anheuser-Busch distribution system. The judicial settlement expense relates to the agreement reached between the Brazilian Antitrust Authority, and Ambev, regarding the “Tô Contigo” customer loyalty program.

PRESS RELEASE Brussels, 25 February 2016 – 13 / 25

Net finance income/(cost)

Figure 9. Net finance income/(cost) (million USD)
	4Q14	4Q15	FY14	FY15
Net interest expense	- 374	- 368	-1 634	-1 466
Net interest on net defined benefit liabilities	- 29	- 29	- 124	- 118
Accretion expenses	- 127	- 83	- 364	- 326
Other financial results	316	514	294	671
Net finance income/(cost)	- 214	34	-1 828	-1 239

Net finance cost (excluding non-recurring net finance results) was 1 239 million USD in FY15 compared to 1 828 million USD in FY14. This decrease was driven by lower net interest expenses and positive other financial results, mainly due to net foreign exchange gains on US dollar cash balances held in Mexico, and a positive mark-to-market adjustment of 844 million USD, linked to the hedging of the company’s share-based payment program. Net finance cost in FY14 includes a positive mark-to-market adjustment of 711 million USD.

Net finance cost in 4Q15 includes a positive mark-to-market adjustment of 811 million USD, linked to the hedging of our share-based payment programs, partially offset by negative currency results. Net finance cost in 4Q14 includes a positive mark-to-market adjustment of 275 million USD, as well as positive currency results.

The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices, are shown in figure 10 below.

Figure 10. Share-based payment hedge
	4Q14	4Q15	FY14	FY15
Share price at the start of the period (Euro)	88.12	94.92	77.26	93.86
Share price at the end of the period (Euro)	93.86	114.40	93.86	114.40
Number of derivative equity instruments at the end of the period (millions)	33.7	35.5	33.7	35.5

Non-recurring net finance income/(cost)

Figure 11. Non-recurring net finance income/(cost) (million USD)
	4Q14	4Q15	FY14	FY15
Mark-to-market adjustments	168	- 203	509	- 195
Other	-	- 19	-	- 19
Non-recurring net finance income/(cost)	168	- 222	509	- 214

Non-recurring net finance results were -214 million USD in FY15 and 509 million USD in FY14. Non-recurring net finance cost in FY15 includes a negative mark-to-market adjustment of 688 million USD related to the portion of the FX hedging of the purchase price of the proposed combination with SABMiller that does not qualify for hedge accounting under IFRS rules. This is partly offset by a favorable mark-to-market adjustment of 511 million USD on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo.

The deferred share instrument was hedged at an average price of approximately 68 EUR per share. The number of shares covered by the hedging of the deferred share instrument, and the opening and closing share prices, are shown in figure 12.

Figure 12. Deferred share instrument hedge
	4Q14	4Q15	FY14	FY15
Share price at the start of the period (Euro)	88.12	94.92	77.26	93.86
Share price at the end of the period (Euro)	93.86	114.40	93.86	114.40
Number of derivative equity instruments at the end of the period (millions)	23.1	23.1	23.1	23.1

PRESS RELEASE Brussels, 25 February 2016 – 14 / 25

Income tax expense

Figure 13. Income tax expense (million USD)
	4Q14	4Q15	FY14	FY15
Income tax expense	749	674	2 499	2 594
Effective tax rate	18.6%	19.8%	18.1%	20.8%
Normalized effective tax rate	18.5%	15.6%	18.8%	19.1%

Income tax expense in FY15 was 2 594 million USD with a normalized effective tax rate (ETR) of 19.1%, compared to an income tax expense of 2 499 million USD in FY14 and a normalized ETR of 18.8%. The increase in the normalized ETR was mainly due to changes in country profit mix, partially offset by the favorable impact of the gain linked to the hedging of our share-based payment programs.

Income tax expense in 4Q15 was 674 million USD with a normalized ETR of 15.6%, compared to an income tax expense of 749 million USD in 4Q14 and a normalized ETR of 18.5%. This decrease is due mainly to the favorable impact of the gain linked to the hedging of our share-based payment programs.

The increase in the reported ETR in both 4Q15 and FY15 results from changes in country profit mix, provisions for tax claims and uncertain tax matters, and the unfavorable impact of the negative mark-to-market adjustment in relation to the hedging of the purchase price of the proposed combination with SABMiller.

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest decreased from 2 086 million USD in FY14 to 1 594 million USD in FY15, with an improved operating performance in Ambev being offset by currency translation effects. Profit attributable to non-controlling interest decreased from 749 million USD in 4Q14 to 447 million USD in 4Q15.

Normalized Profit and Profit

Figure 14. Normalized Profit attribution to equity holders of AB InBev (million USD)
	4Q14	4Q15	FY14	FY15
Profit attributable to equity holders of AB InBev	2 527	2 287	9 216	8 273
Non-recurring items, after taxes, attributable to equity holders of AB InBev	161	51	158	26
Non-recurring finance (income)/cost, after taxes, attributable to equity holders of AB InBev	-168	222	-509	214
Normalized profit attributable to equity holders of AB InBev	2 520	2 561	8 865	8 513

Normalized profit attributable to equity holders of AB InBev decreased to 8 513 million USD in FY15 from 8 865 million USD in FY14. This decrease was driven by organic EBITDA growth and lower net finance costs, offset by unfavorable currency translation. Normalized profit attributable to equity holders of AB InBev was 2 561 million USD in 4Q15, compared to 2 520 million USD in 4Q14.

Normalized EPS

Figure 15. Earnings per share (million USD)
	4Q14	4Q15	FY14	FY15
Basic earnings per share	1.54	1.40	5.64	5.05
Non-recurring items, after taxes, attributable to equity holder of AB InBev, per share	0.10	0.03	0.10	0.02
Non-recurring finance (income)/cost, after taxes, attributable to equity holders of AB InBev, per share	-0.10	0.13	-0.31	0.13
Normalized earnings per share	1.54	1.56	5.43	5.20

Normalized earnings per share (EPS) decreased to 5.20 USD in FY15 from 5.43 USD in FY14, and increased to 1.56 USD in 4Q15 from 1.54 USD in 4Q14.

PRESS RELEASE Brussels, 25 February 2016 – 15 / 25

Reconciliation between profit attributable to equity holders and normalized EBITDA

Figure 16. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)
	4Q14	4Q15	FY14	FY15
Profit attributable to equity holders of AB InBev	2 527	2 287	9 216	8 273
Non-controlling interests	749	447	2 086	1 594
Profit	3 276	2 734	11 302	9 867
Income tax expense	749	674	2 499	2 594
Share of result of associates	4	2	-9	-10
Net finance (income)/cost	214	-34	1 828	1 239
Non-recurring net finance (income)/cost	-168	222	-509	214
Non-recurring items above EBIT (incl. non-recurring impairment)	157	-59	197	-136
Normalized EBIT	4 232	3 539	15 308	13 768
Depreciation, amortization and impairment	834	774	3 234	3 071
Normalized EBITDA	5 066	4 313	18 542	16 839

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) net finance cost; (v) non-recurring net finance cost; (vi) non-recurring items above EBIT (including non-recurring impairment); and (vii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

PRESS RELEASE Brussels, 25 February 2016 – 16 / 25

FINANCIAL POSITION

Figure 17. Cash Flow Statement (million USD)
	FY14	FY15
Operating activities
Profit	11 302	9 867
Interest, taxes and non-cash items included in profit	7 029	6 859
Cash flow from operating activities before changes in working capital and use of provisions	18 331	16 726

Change in working capital	815	1 786
Pension contributions and use of provisions	-458	-449
Interest and taxes (paid)/received	-4 574	-3 964
Dividends received	30	22
Cash flow from operating activities	14 144	14 121

Investing activities
Net capex	-4 122	-4 337
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	-6 700	-918
Proceeds from the sale of/(investments in) short-term debt securities	-187	169
Proceeds from the sale of assets held for sale	-65	397
Other	14	-241
Cash flow from investing activities	-11 060	-4 930

Financing activities
Dividends paid	-7 400	-7 966
Net (payments on)/proceeds from borrowings	3 223	457
Net proceeds from the issue of share capital	83	5
Share buyback	—	-1 000
Other (including net finance cost other than interest)	147	-777
Cash flow from financing activities	-3 947	-9 281

Net increase/(decrease) in cash and cash equivalents	-863	-90

FY15 recorded a decrease in cash and cash equivalents of 90 million USD compared to a decrease of 863 million USD in FY14, with the following movements:

●

Cash flow from operating activities reached 14 121m US dollar in 2015 compared to 14 144m US dollar in 2014, with unfavorable foreign exchange translational impacts being offset by strong working capital management and an increase in trade payables at year end, related to the timing of the company’s capital expenditures, these payables having, on average, longer payment terms

●

Cash flow from investing activities was an outflow of 4 930 million USD in FY15 as compared to 11 060 million USD in FY14. In FY14, cash outflow from investing activities mainly reflects the acquisition of Oriental Brewery (OB). AB InBev’s net capital expenditure amounted to 4 337 million USD in FY15 and 4 122 million USD in FY14. Approximately 52% of the net capital expenditure in FY15 was used to improve the company’s production facilities, while 36% was used for logistics and commercial investments. Approximately 12% was used for improving administrative capabilities and purchase of hardware and software

●

Cash flow from financing activities amounted to a cash outflow of 9 281 million USD in FY15, compared to a cash outflow of 3 947 million USD in FY14. The cash outflow from financing activities in FY15 reflects the 1 000 million USD share buyback program completed on 22 June 2015, and higher dividends paid. The cash outflow from financing activities in FY14 reflects the positive impact of the funding of the acquisition of OB

PRESS RELEASE Brussels, 25 February 2016 – 17 / 25

AB InBev’s net debt as of 31 December 2015 was 42.2 billion USD, compared to 42.1 billion USD as of 31 December 2014.

Net debt to normalized EBITDA increased from 2.27x for the 12-month period ending 31 December 2014 to 2.51x for the 12-month period ending 31 December 2015, both on a reported basis.

In connection with the proposed combination with SABMiller, AB InBev entered into a 75.0 billion USD Committed Senior Acquisition Facilities Agreement dated 28 October 2015. The new financing consists of a 10.0 billion USD Disposal Bridge Facility, a 15.0 billion USD Cash/Debt Capital Market (DCM) Bridge Facility A, a 15.0 billion USD Cash/DCM Bridge Facility B, a 25.0 billion USD Term Facility A, and a 10.0 billion USD Term Facility B. As of 31 December 2015, all facilities remain undrawn. On 27 January 2016, AB InBev announced that it had cancelled 42.5 billion USD of its 75.0 billion USD Committed Senior Acquisition Facilities following approximately 47.0 billion USD of capital markets issuances in January 2016.

As of 31 December 2015, the company had total liquidity of 15 965 million USD, which consisted of 9 000 million USD available under committed long-term credit facilities and 6 965 million USD of cash, cash equivalents and short-term investments in debt securities less bank overdrafts.

Although AB InBev may borrow such amounts to meet its liquidity needs, the company principally relies on cash flows from operating activities to fund its continuing operations.

Figure 18. Terms and debt repayment schedule as of 31 December 2015 (billion USD)

PROPOSED FINAL DIVIDEND

Dividend Timeline
	Ex-coupon date	Record date	Payment date
Euronext: ABI	29 April 2016	2 May 2016	3 May 2016
MEXBOL: ABI	29 April 2016	2 May 2016	3 May 2016
JSE: ANB	29 April 2016	6 May 2016	9 May 2016
NYSE: BUD (ADR program)	28 April 2016	2 May 2016	20 May 2016

The AB InBev Board proposes a final dividend of 2.00 EUR per share, subject to shareholder approval at the AGM on 27 April 2016. When combined with the interim dividend of 1.60 EUR per share paid in November 2015, the total dividend for the fiscal year 2015 would be 3.60 EUR per share. This represents an increase of 20% compared to fiscal year 2014.

PRESS RELEASE Brussels, 25 February 2016 – 18 / 25

RECENT EVENTS

Johannesburg Stock Exchange (JSE) Listing

On 15 January 2016, AB InBev announced its secondary inward listing on the JSE, effective immediately. The secondary inward listing on the mainboard of the JSE was completed by way of introduction and consists of all of AB InBev’s issued ordinary shares without nominal value, totaling 1,608,242,156 ordinary shares. The shares trade in the “Consumer – Food & Beverages – Beverages - Brewers” sector of the JSE, under the abbreviated name “AB InBev”, JSE share code “ANB” and ISIN BE0003793107.

46.0 billion USD Bond Issuance

On 25 January 2016 AB InBev’s subsidiary, Anheuser-Busch InBev Finance Inc., completed the issuance of 4.0 billion USD aggregate principal amount of 1.90% Notes due 1 February 2019; 7.5 billion USD aggregate principal amount of 2.65% Notes due 1 February 2021; 6.0 billion USD aggregate principal amount of 3.30% Notes due 1 February 2023; 11.0 billion USD aggregate principal amount of 3.65% Notes due 1 February 2026; 6.0 billion USD aggregate principal amount of 4.70% Notes due 1 February 2036; 11.0 billion USD aggregate principal amount of 4.90% Notes due 1 February 2046; and 500 million USD aggregate principal amount of floating rate Notes due 1 February 2021, bearing interest at an annual rate of 126 basis points above three-month LIBOR.

1.47 billion USD Fixed Rate Notes

On 29 January 2016, AB InBev’s subsidiary, Anheuser-Busch InBev Finance Inc., completed the issuance of 1.47 billion USD aggregate principal amount of 4.915% Notes due 29 January 2046.

Partial Cancellation of Committed Senior Acquisition Facilities

On 27 January 2016 AB InBev announced that it had cancelled 42.5 billion USD of the 75.0 billion USD Committed Senior Acquisition Facilities relating to the proposed combination with SABMiller, following the bond issuances described above. Upon receipt of the net proceeds of the 46.0 billion USD offering, the Company was required to cancel the Bridge to Cash / DCM Facilities A & B totaling 30.0 billion USD. Additionally the Company chose to make a voluntary cancellation of 12.5 billion USD of the Term Facility A as permitted under the terms of the Committed Senior Acquisition Facilities.

SABMiller’s European Business

On 3 December 2015, in line with its commitment to proactively address potential regulatory considerations, AB InBev announced that it was exploring the sale of certain of SABMiller’s European premium brands and related businesses.

On 10 February 2016, AB InBev announced that it had received a binding offer from Asahi Group Holdings, Ltd (“Asahi”) to acquire these brands and businesses. The offer values the Peroni, Grolsch, and Meantime brand families and associated businesses in Italy, the Netherlands, UK and internationally at 2 550 million euro on a debt free/ cash free basis. The parties have now commenced the relevant employee information and consultation processes, during which time AB InBev has agreed to a period of exclusivity with Asahi in respect of these brands and businesses.

Asahi’s offer is conditional on the successful closing of the recommended acquisition of SABMiller by AB InBev, as announced on 11 November 2015.

PRESS RELEASE Brussels, 25 February 2016 – 19 / 25

NOTES

AB InBev’s 4Q15 and 4Q14 and FY15 and FY14 reported numbers are based on audited consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million USD.

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic growth per hectoliter figures on a constant geographic basis. When we make estimations on a constant geographic basis, we assume each country in which we operate accounts for the same percentage of our global volume as in the same period of the previous year.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Values in the figures and annexes may not add up, due to rounding.

Effective 1 April 2014, AB InBev discontinued the reporting of volumes sold to Constellation Brands under the temporary supply agreement (TSA), since these volumes do not form part of the underlying performance of our business. The 1Q14 volumes related to the TSA have therefore been treated as a negative scope.

4Q15 and FY15 EPS is based upon a weighted average of 1 638 million shares compared to 1 634 million shares for 4Q14 and FY14.

Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of Anheuser-Busch InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to Anheuser-Busch InBev’s proposed acquisition of SABMiller and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of Anheuser-Busch InBev, are subject to numerous risks and uncertainties about Anheuser-Busch InBev and SABMiller and are dependent on many factors, some of which are outside of Anheuser-Busch InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the pre-conditions and the conditions to the transactions described herein, the ability to obtain the regulatory approvals related to the transactions and the ability to satisfy any conditions required to obtain such approvals, and the risks and uncertainties relating to Anheuser-Busch InBev described under Item 3.D of Anheuser-Busch InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 24 March 2015 and in Exhibit 99.4 to Anheuser-Busch InBev’s Report on Form 6-K (the “SABMiller 6-K”) filed with the SEC on 21 December 2015. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including Anheuser-Busch InBev’s most recent Form 20-F, the SABMiller 6-K and other reports furnished on Form 6-K, and any other documents that Anheuser-Busch InBev or SABMiller have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by Anheuser-Busch InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Anheuser-Busch InBev or its business or operations. Except as required by law, Anheuser-Busch InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESS RELEASE Brussels, 25 February 2016 – 20 / 25

Future SEC Filings and This Filing: Important Information

In the event that AB InBev and SABMiller implement a transaction relating to the acquisition of SABMiller by AB InBev, AB InBev or Newco (a Belgian limited liability company to be formed for the purposes of such transaction) may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING SUCH POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders may be implemented under a UK scheme of arrangement provided for under English company law. If so, it is expected that any shares to be issued under the transaction to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and would be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The Fourth Quarter 2015 (4Q15) financial data set out in Figure 1 (except for the volume information), Figures 7 to 9, 11, 13 to 17 of this press release have been extracted from the group’s audited consolidated financial statements as of and for the twelve months ended 31 December 2015, which have been audited by our statutory auditors PricewaterhouseCoopers Bedrijfsrevisoren BCVBA in accordance with international standards on auditing and resulted on an unqualified audit opinion. Financial data included in Figures 3 to 6, 10, 12 and 18 have been extracted from the underlying accounting records as of and for the twelve months ended 31 December 2015 (except for the volume information).

PRESS RELEASE Brussels, 25 February 2016 – 21 / 25

CONFERENCE CALL AND WEBCAST

Press Conference:

10.30am CET – Global Headquarters, Leuven, Belgium

Investor Conference call and Webcast on Thursday, 25 February 2016:

2.00pm Brussels / 1.00pm London / 8.00am New York

Registration details

Webcast (listen-only mode)

http://event.on24.com/r.htm?e=1117083&s=1&k=C956F7C7ED4ABE508B220D78F24B90D2

Conference call (with interactive Q&A)

http://www.directeventreg.com/registration/event/21561488

Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com
Karen Couck Tel: +1-212-573-9283 E-mail: karen.couck@ab-inbev.com Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Heiko Vulsieck Tel: +32-16-27-68-88 E-mail: heiko.vulsieck@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with a secondary listing on the Mexico (MEXBOL: ABI) and South Africa (JSE: ANB) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and the company’s portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. Anheuser-Busch InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of more than 150 000 employees based in 26 countries worldwide. In 2015, AB InBev realized 43.6 billion US dollar revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. For more information, please visit: www.ab-inbev.com.

PRESS RELEASE Brussels, 25 February 2016 – 22 / 25

Annex 1
AB InBev Worldwide	FY14	Scope	Currency translation	Organic growth	FY15	Organic growth
Total volumes (thousand hls)	458 801	1 315	-	-2 799	457 317	-0.6%
of which AB InBev own beer	407 995	2 503	-	- 549	409 949	-0.1%
Revenue	47 063	- 433	-5 957	2 930	43 604	6.3%
Cost of sales	-18 756	237	2 097	- 714	-17 137	-3.9%
Gross profit	28 307	- 196	-3 860	2 215	26 467	7.9%
Distribution expenses	-4 558	2	672	- 375	-4 259	-8.3%
Sales and marketing expenses	-7 036	- 83	867	- 661	-6 913	-9.4%
Administrative expenses	-2 791	61	396	- 225	-2 560	-8.3%
Other operating income/(expenses)	1 386	- 281	- 266	192	1 032	17.4%
Normalized EBIT	15 308	- 496	-2 190	1 146	13 768	7.8%
Normalized EBITDA	18 542	- 473	-2 639	1 409	16 839	7.8%
Normalized EBITDA margin	39.4%				38.6%	55 bp
North America	FY14	Scope	Currency translation	Organic growth	FY15	Organic growth
Total volumes (thousand hls)	121 150	- 706	-	-2 293	118 151	-1.9%
Revenue	16 093	- 193	- 276	- 22	15 603	-0.1%
Cost of sales	-6 391	164	64	42	-6 122	0.7%
Gross profit	9 702	- 29	- 212	20	9 481	0.2%
Distribution expenses	-1 324	- 2	51	- 42	-1 317	-3.2%
Sales and marketing expenses	-2 136	- 4	37	- 190	-2 293	-8.9%
Administrative expenses	-473	- 8	11	- 33	- 503	-7.0%
Other operating income/(expenses)	299	- 266	-	18	50	54.0%
Normalized EBIT	6 068	- 310	- 113	- 228	5 418	-4.0%
Normalized EBITDA	6 820	- 309	- 122	- 218	6 172	-3.3%
Normalized EBITDA margin	42.4%				39.6%	-132 bp
Mexico	FY14	Scope	Currency translation	Organic growth	FY15	Organic growth
Total volumes (thousand hls)	38 800	-	-	2 829	41 629	7.3%
Revenue	4 619	- 387	- 749	468	3 951	11.1%
Cost of sales	-1 374	176	197	- 33	-1 034	-2.8%
Gross profit	3 245	- 211	- 552	435	2 917	14.3%
Distribution expenses	-453	25	76	- 51	- 403	-12.0%
Sales and marketing expenses	-808	30	136	- 78	- 720	-10.0%
Administrative expenses	-430	16	66	1	- 347	0.3%
Other operating income/(expenses)	237	- 20	- 42	47	222	21.8%
Normalized EBIT	1 791	- 160	- 316	355	1 670	21.8%
Normalized EBITDA	2 186	- 168	- 380	368	2 007	18.2%
Normalized EBITDA margin	47.3%				50.8%	308 bp
Latin America - North	FY14	Scope	Currency translation	Organic growth	FY15	Organic growth
Total volumes (thousand hls)	125 418	18	-	-1 968	123 468	-1.6%
Revenue	11 269	1	-3 157	984	9 096	8.7%
Cost of sales	-3 741	- 1	1 007	- 298	-3 032	-8.0%
Gross profit	7 528	-	-2 150	686	6 064	9.1%
Distribution expenses	-1 404	-	402	- 135	-1 137	-9.6%
Sales and marketing expenses	-1 253	-	336	- 63	- 980	-5.0%
Administrative expenses	-581	-	170	- 72	- 483	-12.4%
Other operating income/(expenses)	689	-	- 216	84	557	12.1%
Normalized EBIT	4 979	-	-1 458	500	4 020	10.0%
Normalized EBITDA	5 742	-	-1 690	657	4 709	11.5%
Normalized EBITDA margin	51.0%				51.8%	127 bp

PRESS RELEASE Brussels, 25 February 2016 – 23 / 25

Annex 1
Latin America - South	FY14	Scope	Currency translation	Organic growth	FY15	Organic growth
Total volumes (thousand hls)	36 826	- 277	-	- 565	35 985	-1.5%
Revenue	2 961	32	- 385	849	3 458	28.4%
Cost of sales	-1081	- 4	144	- 291	-1 232	-26.9%
Gross profit	1 881	27	- 240	558	2 227	29.3%
Distribution expenses	-290	6	41	- 83	- 327	-29.4%
Sales and marketing expenses	-315	- 1	48	- 127	- 394	-40.7%
Administrative expenses	-106	1	15	- 39	- 129	-37.3%
Other operating income/(expenses)	5	7	- 2	6	16	55.5%
Normalized EBIT	1 175	40	- 138	315	1 392	25.9%
Normalized EBITDA	1 352	40	- 160	356	1 588	25.6%
Normalized EBITDA margin	45.6%				45.9%	-101 bp

Europe	FY14	Scope	Currency translation	Organic growth	FY15	Organic growth
Total volumes (thousand hls)	44 278	- 246	-	-1 077	42 955	-2.4%
of which AB InBev own beer	42 575	- 246	-	- 924	41 405	-2.2%
Revenue	4 865	- 45	-1 032	224	4 012	4.6%
Cost of sales	-2 081	10	461	- 57	-1 667	-2.7%
Gross profit	2 784	- 35	- 572	167	2 345	6.1%
Distribution expenses	-477	- 2	107	- 35	- 407	-7.4%
Sales and marketing expenses	-1067	- 1	238	- 58	- 888	-5.4%
Administrative expenses	-362	-	85	- 44	- 321	-12.1%
Other operating income/(expenses)	28	-	- 1	- 8	19	-27.5%
Normalized EBIT	906	- 38	- 143	22	748	2.5%
Normalized EBITDA	1 343	- 37	- 239	23	1 090	1.8%
Normalized EBITDA margin	27.6%				27.2%	-74 bp

Asia Pacific	FY14	Scope	Currency translation	Organic growth	FY15	Organic growth
Total volumes (thousand hls)	82 529	5 750	-	- 62	88 218	-0.1%
Revenue	5 040	305	- 145	355	5 555	7.1%
Cost of sales	-2 552	- 172	67	- 100	-2 758	-3.9%
Gross profit	2 489	133	- 79	255	2 797	10.5%
Distribution expenses	-434	- 33	13	- 10	- 464	-2.3%
Sales and marketing expenses	-1227	- 109	33	- 95	-1 399	-7.8%
Administrative expenses	-400	52	7	9	- 332	2.7%
Other operating income/(expenses)	90	4	- 2	48	140	53.4%
Normalized EBIT	517	47	- 28	207	742	39.6%
Normalized EBITDA	1 067	77	- 40	244	1 349	22.8%
Normalized EBITDA margin	21.2%				24.3%	315 bp

Global Export and Holding Companies	FY14	Scope	Currency translation	Organic growth	FY15	Organic growth
Total volumes (thousand hls)	9 800	-3 224	-	335	6 911	5.1%
Revenue	2 216	- 146	- 212	72	1 929	3.5%
Cost of sales	-1 538	64	158	22	-1 294	1.5%
Gross profit	678	- 82	- 55	94	635	15.7%
Distribution expenses	-175	9	- 18	- 17	- 202	-10.3%
Sales and marketing expenses	-230	3	39	- 51	- 238	-22.4%
Administrative expenses	-440	-	42	- 48	- 445	-10.9%
Other operating income/(expenses)	39	- 6	- 3	- 3	27	-7.7%
Normalized EBIT	-128	- 75	5	- 25	- 223	-12.1%
Normalized EBITDA	33	- 75	- 10	- 23	- 75	-52.6%

PRESS RELEASE Brussels, 25 February 2016 – 24 / 25

Annex 2
AB InBev Worldwide	4Q14	Scope	Currency translation	Organic growth	4Q15	Organic growth
Total volumes (thousand hls)	113 155	-1 001	-	-730	111 424	-0.7%
of which AB InBev own beer	98 636	-266	-	154	98 524	0.2%
Revenue	12 018	-188	-1 939	832	10 723	7.0%
Cost of sales	-4 636	96	640	-129	-4 031	-2.9%
Gross profit	7 382	-92	-1 299	701	6 692	9.6%
Distribution expenses	-1 134	6	195	-112	-1 045	-9.9%
Sales and marketing expenses	-1 621	-6	249	-369	-1 747	-22.8%
Administrative expenses	- 781	5	116	-21	- 682	-2.8%
Other operating income/(expenses)	386	-15	-105	53	320	14.4%
Normalized EBIT	4 232	-102	-843	252	3 539	6.1%
Normalized EBITDA	5 066	-102	-979	328	4 313	6.6%
Normalized EBITDA margin	42.2%				40.2%	-17 bp

North America	4Q14	Scope	Currency translation	Organic growth	4Q15	Organic growth
Total volumes (thousand hls)	28 345	-215	-	-814	27 317	-2.9%
Revenue	3 796	-57	-73	-22	3 644	-0.6%
Cost of sales	-1 524	50	18	7	-1 449	0.5%
Gross profit	2 272	-7	-56	-15	2 195	-0.7%
Distribution expenses	- 321	-1	13	-14	- 323	-4.5%
Sales and marketing expenses	- 501	-2	8	-78	- 573	-15.5%
Administrative expenses	- 117	-4	3	-3	- 121	-3.0%
Other operating income/(expenses)	23	-14	-	16	25	-
Normalized EBIT	1 357	-28	-31	-96	1 203	-7.2%
Normalized EBITDA	1 553	-28	-34	-92	1 400	-6.0%
Normalized EBITDA margin	40.9%				38.4%	-224 bp

Mexico	4Q14	Scope	Currency translation	Organic growth	4Q15	Organic growth
Total volumes (thousand hls)	9 846	-	-	1 108	10 954	11.3%
Revenue	1 148	-64	-225	151	1 010	13.9%
Cost of sales	- 316	17	59	- 18	- 259	-6.2%
Gross profit	833	-47	-166	132	752	16.9%
Distribution expenses	- 109	2	23	-19	- 104	-17.9%
Sales and marketing expenses	- 213	-	45	-42	- 210	-19.4%
Administrative expenses	- 91	-	17	-	- 74	-0.2%
Other operating income/(expenses)	58	-5	-13	20	60	37.0%
Normalized EBIT	477	-50	-94	92	425	21.5%
Normalized EBITDA	556	-50	-113	114	508	22.6%
Normalized EBITDA margin	48.4%				50.3%	352 bp

Latin America - North	4Q14	Scope	Currency translation	Organic growth	4Q15	Organic growth
Total volumes (thousand hls)	36 245	2	-	-943	35 303	-2.6%
Revenue	3 455	-1	-1 213	246	2 487	7.1%
Cost of sales	-1 033	-	354	-52	- 730	-5.0%
Gross profit	2 423	-1	-859	194	1 757	8.0%
Distribution expenses	- 369	-	140	-40	- 269	-10.9%
Sales and marketing expenses	- 242	-	109	-73	- 206	-29.9%
Administrative expenses	- 196	-	55	40	- 101	20.2%
Other operating income/(expenses)	254	-	-86	-9	159	-3.6%
Normalized EBIT	1 869	-1	-641	112	1 338	6.0%
Normalized EBITDA	2 071	-1	-720	143	1 492	6.9%
Normalized EBITDA margin	59.9%				60.0%	-11 bp

PRESS RELEASE Brussels, 25 February 2016 – 25 / 25

Annex 2
Latin America - South	4Q14	Scope	Currency translation	Organic growth	4Q15	Organic growth
Total volumes (thousand hls)	11 047	-349	-	-396	10 303	-3.7%
Revenue	982	-	-146	236	1 072	24.1%
Cost of sales	- 340	7	48	-45	- 330	-13.4%
Gross profit	643	6	-97	191	744	29.6%
Distribution expenses	- 88	4	15	-29	- 99	-35.4%
Sales and marketing expenses	- 75	-	17	-55	- 112	-75.3%
Administrative expenses	- 34	1	5	-6	- 34	-17.3%
Other operating income/(expenses)	17	3	-1	-11	7	-61.5%
Normalized EBIT	463	13	-61	90	505	18.8%
Normalized EBITDA	513	14	-69	98	556	18.7%
Normalized EBITDA margin	52.2%				51.9%	-234 bp

Europe	4Q14	Scope	Currency translation	Organic growth	4Q15	Organic growth
Total volumes (thousand hls)	10 132	-154	-	292	10 269	2.9%
of which AB InBev own beer	9 730	-154	-	346	9 922	3.6%
Revenue	1 069	-20	-179	94	964	8.9%
Cost of sales	- 466	7	88	-41	- 413	-9.0%
Gross profit	603	-13	-93	52	550	8.8%
Distribution expenses	- 102	-	19	-11	- 95	-11.2%
Sales and marketing expenses	- 202	-	46	-48	- 204	-23.5%
Administrative expenses	- 108	-	21	-17	- 104	-15.9%
Other operating income/(expenses)	13	-	-2	-	11	1.0%
Normalized EBIT	204	-14	-9	-24	158	-12.6%
Normalized EBITDA	311	-13	-29	-22	247	-7.4%
Normalized EBITDA margin	29.1%				25.6%	-424 bp

Asia Pacific	4Q14	Scope	Currency translation	Organic growth	4Q15	Organic growth
Total volumes (thousand hls)	15 467	13	-	31	15 512	0.2%
Revenue	1 064	-14	-47	116	1 118	11.0%
Cost of sales	- 596	2	24	-15	- 586	-2.5%
Gross profit	469	-12	-24	101	533	22.2%
Distribution expenses	- 105	-	5	-1	- 102	-1.3%
Sales and marketing expenses	- 335	-4	12	-34	- 361	-10.2%
Administrative expenses	- 125	8	3	10	- 104	8.7%
Other operating income/(expenses)	6	1	-1	44	50	-
Normalized EBIT	- 90	-7	-6	119	15	-
Normalized EBITDA	68	-7	-12	127	177	-
Normalized EBITDA margin	6.4%				15.8%	1027 bp

Global Export and Holding Companies	4Q14	Scope	Currency translation	Organic growth	4Q15	Organic growth
Total volumes (thousand hls)	2 074	-298	-	-10	1 765	-0.6%
Revenue	504	-32	-55	11	427	2.3%
Cost of sales	- 364	13	51	33	-266	9.6%
Gross profit	140	-19	-5	45	161	36.6%
Distribution expenses	- 39	3	-19	5	-50	14.4%
Sales and marketing expenses	- 52	-	12	-41	-80	-78.3%
Administrative expenses	- 112	-	11	-45	-145	-39.8%
Other operating income/(expenses)	16	-2	- 1	-6	8	-36.3%
Normalized EBIT	- 48	-16	-1	-41	-106	-62.6%
Normalized EBITDA	- 5	-16	-5	-41	-67	-